Filed Pursuant to Rule 433

under the Securities Act

Registration Statement

No. 333-211077

Santander Holdings USA, Inc.

$600,000,000 Senior Floating Rate Notes due 2017

Pricing Term Sheet

Issuer:	Santander Holdings USA, Inc.

Expected Ratings[1]:	Baa2/BBB+ (Moody’s/S&P)

Securities:	Senior Floating Rate Notes due 2017 (the “Notes”)

Security Type:	Senior Unsecured Notes

Trade Date:	May 24, 2016

Settlement Date:	May 26, 2016 (T+2 days)

Maturity Date:	November 24, 2017

Principal Amount:	$600,000,000

Coupon:	Three-Month LIBOR plus 145 basis points, to be reset quarterly as described below.

Initial Interest Rate:	Three-Month LIBOR (0.66530%) plus 145 basis points

Public Offering Price:	100%

Net Proceeds:	$598,800,000 (before expenses)

Interest Determination Dates:	Two (2) London banking days prior to each interest reset date.

Interest Payment and Reset Dates:	Interest on the Notes is payable and will reset on the 24th of each February, May, August and November, beginning August 24, 2016.

Redemption:	The Notes are not redeemable prior to maturity.

Listing:	The Notes will not be listed on any national securities exchange or included in any automated quotation system. Currently there is no market for the Notes.

CUSIP:	80282KAJ5

ISIN:	US8028KA51

Book-Running Manager:	J.P. Morgan Securities LLC

The Issuer has filed a registration statement (File No. 333-211077) including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

[1]	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.